UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

http://www.methanex.com

FOR IMMEDIATE RELEASE

November 24, 2015

METHANEX TO PRESENT AT CITI’S 2015 BASIC MATERIALS CONFERENCE

Methanex Corporation will be presenting at the upcoming Citi 2015 Basic Materials Conference in New York City, NY. Mr. John Floren, Methanex’s President and CEO, will speak to investors on Tuesday, December 1, 2015 at approximately 9:30 a.m. ET (6:30 a.m. PT).

Interested participants can access a live webcast of the presentation through the Company’s website at https://www.methanex.com/investor-relations/events. The length of the webcast will be approximately 40 minutes. The webcast will be available on our website for three weeks following the conference.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll-Free 1-800-661-8861

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2015	METHANEX CORPORATION

	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary